UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

Information to be Included in Statements Filed Pursuant to § 240.13d-1(a) and Amendments

Thereto Filed Pursuant to § 240.13d-2(a)

Under the Securities Exchange Act of 1934
(Amendment No. 31)*

AFFINITY GAMING

(Name of Issuer)

Common Stock, $0.001 par value

(Title of Class of Securities)

Not Applicable

(CUSIP Number)

Martin J. Auerbach, Esq.

c/o Z Capital Partners, L.L.C.

1330 Avenue of the Americas

16th Floor

New York, NY  10019

(212) 595-8400

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 22, 2016

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1 (e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.  The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §240.13d-7 for other parties to whom copies are to be sent.

SCHEDULE 13D

1	Name of Reporting Persons Z CAPITAL HG, L.L.C.

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) WC

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 1,766,777.50

	8	Shared Voting Power 0

	9	Sole Dispositive Power 1,766,777.50

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,766,777.50

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 8.6% (1)

14	Type of Reporting Person (See Instructions) OO (Delaware limited liability company)

(1)   See Item 5 hereto.

SCHEDULE 13D

1	Name of Reporting Persons Z CAPITAL PARTNERS FUND HOLDINGS I, L.L.C.

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) WC

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 2,997,024.93

	8	Shared Voting Power 0

	9	Sole Dispositive Power 2,997,024.93

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 2,997,024.93

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 14.6% (1)

14	Type of Reporting Person (See Instructions) OO (Delaware limited liability company)

(1)   See Item 5 hereto.

SCHEDULE 13D

1	Name of Reporting Persons Z CAPITAL PARTNERS II, L.P.

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) WC

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 1,059,684.65

	8	Shared Voting Power 0

	9	Sole Dispositive Power 1,059,684.65

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,059,684.65

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 5.2% (1)

14	Type of Reporting Person (See Instructions) PN

(1)   See Item 5 hereto.

SCHEDULE 13D

1	Name of Reporting Persons Z CAPITAL PARTNERS II-A, L.P.

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) WC

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 1,222,344.61

	8	Shared Voting Power 0

	9	Sole Dispositive Power 1,222,344.61

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,222,344.61

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 6.0% (1)

14	Type of Reporting Person (See Instructions) PN

(1)   See Item 5 hereto.

SCHEDULE 13D

1	Name of Reporting Persons Z CAPITAL PARTNERS I, L.P.

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) WC

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 2,997,024.93

	8	Shared Voting Power 0

	9	Sole Dispositive Power 2,997,024.93

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 2,997,024.93

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 14.6% (1)

14	Type of Reporting Person (See Instructions) PN

(1)   See Item 5 hereto.

SCHEDULE 13D

1	Name of Reporting Persons Z CAPITAL PARTNERS GP I, L.P.

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) WC

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 5,588,140.10

	8	Shared Voting Power 0

	9	Sole Dispositive Power 5,588,140.10

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 5,588,140.10

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 27.3% (1)

14	Type of Reporting Person (See Instructions) PN

(1)   See Item 5 hereto.

SCHEDULE 13D

1	Name of Reporting Persons Z CAPITAL PARTNERS GP II, L.P.

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) WC

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 2,830,475.30

	8	Shared Voting Power 0

	9	Sole Dispositive Power 2,830,475.30

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 2,830,475.30

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 13.8% (1)

14	Type of Reporting Person (See Instructions) PN

(1)   See Item 5 hereto.

SCHEDULE 13D

1	Name of Reporting Persons Z CAPITAL PARTNERS UGP, L.L.C.

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) WC

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 8,418,615.40

	8	Shared Voting Power 0

	9	Sole Dispositive Power 8,418,615.40

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 8,418,615.40

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 41.1% (1)

14	Type of Reporting Person (See Instructions) OO (Delaware limited liability company)

(1)   See Item 5 hereto.

SCHEDULE 13D

1	Name of Reporting Persons Z CAPITAL PARTNERS, L.L.C.

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) WC

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 8,418,615.40

	8	Shared Voting Power 0

	9	Sole Dispositive Power 8,418,615.40

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 8,418,615.40

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 41.1% (1)

14	Type of Reporting Person (See Instructions) OO (Delaware limited liability company)

(1)   See Item 5 hereto.

SCHEDULE 13D

1	Name of Reporting Persons Z CAPITAL GROUP, L.L.C.

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) WC

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 8,418,615.40

	8	Shared Voting Power 0

	9	Sole Dispositive Power 8,418,615.40

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 8,418,615.40

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 41.1% (1)

14	Type of Reporting Person (See Instructions) OO (Delaware limited liability company)

(1)   See Item 5 hereto.

SCHEDULE 13D

1	Name of Reporting Persons ZENNI HOLDINGS, LLC

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) WC

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 8,418,615.40

	8	Shared Voting Power 0

	9	Sole Dispositive Power 8,418,615.40

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 8,418,615.40

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 41.1% (1)

14	Type of Reporting Person (See Instructions) OO (Delaware limited liability company)

(1)   See Item 5 hereto.

SCHEDULE 13D

1	Name of Reporting Persons JAMES J. ZENNI, JR.

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) WC

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 8,418,615.40

	8	Shared Voting Power 0

	9	Sole Dispositive Power 8,418,615.40

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 8,418,615.40

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 41.1% (1)

14	Type of Reporting Person (See Instructions) IN

(1)   See Item 5 hereto.

SCHEDULE 13D

Item 1.                                                         Security and Issuer.

This Amendment No. 31 to Schedule 13D (“Amendment No. 31”) amends and supplements the Schedule 13D filed with the United States Securities and Exchange Commission (the “SEC”) on October 23, 2012 (as amended and supplemented to date, the “Schedule 13D”) relating to the common stock, $0.001 par value (the “Common Stock”) of Affinity Gaming, a Nevada corporation (the “Issuer”), as amended by Amendment No. 1 through Amendment No. 30 previously filed with the SEC. Unless specifically amended hereby, the disclosures set forth in the Schedule 13D remain unchanged.

Item 3.                                                         Source and Amount of Funds or Other Consideration.

Item 3 is hereby supplemented by the following:

Merger Agreement

Z Capital Partners, L.L.C., through its affiliated investment funds (collectively, “Z Capital”), is the beneficial owner of 8,418,615.40 shares of Common Stock, including 8,333 shares of unvested restricted stock, which constitutes 41.1% of the Issuer’s outstanding Common Stock (the “Z Capital-Owned Shares”).  On August 22, 2016, the Issuer entered into the Agreement and Plan of Merger (the “Merger Agreement”) with Z Capital Affinity Owner, LLC, a Delaware limited liability company and indirect wholly owned subsidiary of Z Capital (“Parent”), and Affinity Merger Sub, Inc., a Nevada corporation and wholly owned subsidiary of Parent (“Merger Sub”).  The Merger Agreement provides that, subject to the terms and conditions thereof, Merger Sub will be merged with and into the Issuer, with the Issuer surviving the merger as a wholly owned subsidiary of Parent (the “Merger”).

The Merger is valued at approximately $580 million.  Z Capital has obtained equity and debt financing commitments for the transactions contemplated by the Merger Agreement, the aggregate proceeds of which, together with the proceeds of the equity rollover investment pursuant to the Rollover Commitment Letter (as defined below) and the available cash of the Issuer, will be sufficient for Z Capital to pay the aggregate Merger Consideration and pay all related fees and expenses. The sources of funds are further described below.

Rollover Commitment Letter

Concurrently with the execution and delivery of the Merger Agreement, each of the Z Capital investment funds who are the direct holders of the Z Capital-Owned Shares (the “Rollover Investors”) entered into a rollover commitment letter, dated as of August 22, 2016, with Parent (the “Rollover Commitment Letter”).  Pursuant to the Rollover Commitment Letter, the Rollover Investors have committed, subject to the terms and conditions therein, to transfer, contribute and deliver to Parent immediately prior to the Effective Time the Z Capital-Owned Shares (the “Rollover Investment”) in exchange for membership interests in Parent or Parent’s sole member, to be agreed by each Rollover Investor and Parent based on the value of the Rollover Investment (taking into account the cost of shares of Common Stock underlying the Rollover Investment and other relevant factors).  With the exception of the Rollover Investment and as set forth in the Equity Commitment Letter (as defined below), none of the Rollover Investors has any obligation to contribute any amounts or consideration to Parent other than its respective Rollover Investment.

Debt Commitment Letter

Concurrently with the execution and delivery of the Merger Agreement, pursuant to a debt commitment letter (the “Debt Commitment Letter”) provided by Citizens Bank, N.A. (“Citizens Bank”) to Merger Sub, Citizens Bank, together with any other initial lenders appointed as described in the Debt Commitment Letter, has committed on a several, but not joint, basis to provide on the terms and subject to the conditions set forth in the Debt Commitment Letter (i) a first lien credit facility in the amount of $370 million, consisting of a $330 million first lien term loan facility and a $40 million first lien revolving loan facility, if an amendment to the Issuer’s existing credit agreement is not obtained, and (ii) a second lien term facility in the amount of $95 million regardless of whether an amendment to the Issuer’s existing credit agreement is obtained.

Equity Commitment Letter

Concurrently with the execution and delivery of the Merger Agreement, pursuant to an equity commitment letter (the “Equity Commitment Letter”) provided by Z Capital Partners II, L.P., Z Capital Partners II-A, L.P. and Z Capital Partners II-B, L.P. (the “Z Capital Funds”) to Parent, the Z Capital Funds each committed on a several, and not joint and several, basis to contribute, on the terms and subject to the conditions set forth in the Equity Commitment Letter, cash in the amount of $23.4 million, $27.0 million and $12.1 million (collectively, the “Equity Commitment Amount”), respectively, in exchange for certain equity interests and/or debt securities of Parent, the proceeds of which will be used to fund the obligations of Parent or Merger Sub under the Merger Agreement.  The amount to be funded may be reduced in the manner designated by the Z Capital Funds to the extent (but only to the extent) Parent and Merger Sub do not require the full Equity Commitment Amount.

Limited Guarantee

Concurrently with the execution of the Merger Agreement, the Z Capital Funds entered into a limited guarantee (the “Limited Guarantee”) in favor of the Issuer, pursuant to which the Z Capital Funds, severally (and not jointly and severally) on the terms and subject to the conditions in the Limited Guarantee agreed to guarantee to the Issuer the due and punctual performance and discharge of certain payment obligations of Parent and Merger Sub to the Issuer in the Merger Agreement (including the $7,100,428 or $17,751,070 Parent termination fee set forth therein) if, as and when such obligations become payable.  However, the maximum liability for each of the Z Capital Funds will not exceed such fund’s participation percentage of the guaranteed obligations set forth in the Limited Guarantee plus reimbursement for certain expenses.

The foregoing descriptions of the Merger Agreement, the Rollover Commitment Letter, the Debt Commitment Letter, the Equity Commitment Letter and the Limited Guarantee does not purport to be complete and is subject to, and qualified in its entirety by, the full text of (i) the Merger Agreement attached hereto as Exhibit 99.29, which is incorporated herein by reference; (ii) the Rollover Commitment Letter attached hereto as Exhibit 99.30, which is incorporated herein by reference; (iii) the Debt Commitment Letter attached hereto as Exhibit 99.31, which is incorporated herein by reference; (iv) the Equity Commitment Letter attached hereto as Exhibit 99.32, which is incorporated herein by reference; and (v) the Limited Guarantee attached hereto as Exhibit 99.33, which is incorporated herein by reference.

Item 4.                                                         Purpose of Transaction.

Item 4 is hereby amended and supplemented by the following:

The information regarding the Merger Agreement, the Rollover Commitment Letter, the Debt Commitment Letter, the Equity Commitment Letter and the Limited Guarantee set forth in Item 3 above is incorporated herein by reference

Merger Agreement

At the effective time of the Merger (the “Effective Time”), each share of Common Stock issued and outstanding immediately prior to the Effective Time will represent the right to receive $17.35 in cash, without interest and subject to deduction for any required withholding tax (the “Merger Consideration”), other than (i) shares held in the Issuer’s treasury or owned, directly or indirectly by Parent or Merger Sub immediately prior to the Effective Time, which will be cancelled and will cease to exist, with no payment of Merger Consideration, provided that each share contributed by the Rollover Investors to Parent immediately prior to the Effective Time will not be cancelled and will remain outstanding, (ii) holders of vested and outstanding restricted stock, whether subject to time-based vesting or performance based-vesting, will receive the per share Merger Consideration for the number of vested shares that are subject to such time-based or performance-based restricted stock, (iii) unvested shares of time-based and performance-based restricted stock will be treated in accordance with the respective terms and conditions applicable to such restricted stock immediately prior to the Effective Time under the Issuer’s equity plans and agreements (except as otherwise agreed by the Issuer and the holder of such restricted stock), and (iv) shares of Common Stock for which dissenters’ rights have been properly demanded and perfected under applicable provisions of the Nevada Revised Statutes will not receive the per share Merger Consideration, and payment in respect of such shares will be determined in accordance with Nevada law.  Additionally, at the Effective Time, each option to purchase Common Stock of the Issuer, whether vested or unvested, that is outstanding immediately prior to the Effective Time, will be treated in accordance with the terms and conditions applicable to such option, except as otherwise agreed to by Parent and the holder of such option.

The purpose of the transactions contemplated by the Merger Agreement is for Z Capital to acquire all of the outstanding shares of Common Stock not already owned by Z Capital.  If the Merger is consummated, the Common Stock will cease to be registered under Section 12 of the Exchange Act, and the Issuer will become privately held as a subsidiary of Parent.

Consummation of the Merger is conditioned on adoption of the Merger Agreement by the affirmative vote of the holders of at least a majority of all outstanding shares of Common Stock.  Consummation of the Merger is also subject to certain other customary conditions, including, among others, (i) the absence of any order, injunction, judgment or law that prohibits or makes illegal the consummation of the Merger, (ii) the expiration of the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended and (iii) the issuance by applicable governmental authorities of all licenses, permits, authorizations, and other similar approvals or actions necessary for or relating to the conduct of gaming operations, the sale of alcoholic beverages and related activities.  Each party’s obligation to consummate the Merger also is subject to certain additional conditions that include the other party’s representations and warranties contained in the Merger Agreement being true and correct (subject to certain materiality qualifiers) and the other party’s performance in all material respects of its obligations under the Merger Agreement, and Parent and Merger Sub’s obligation to consummate the Merger also is subject to there not having occurred a material adverse effect on the Company.

Voting Agreements

Concurrently with the execution and delivery of the Merger Agreement, the Issuer, Z Capital Partners, L.L.C. and each Z Capital affiliate who is the beneficial owner of the Z Capital-Owned Shares (the “Z Capital Stockholders”) entered into a Voting and Support Agreement with the Issuer (the “Z Capital Voting Agreement”) pursuant to which, subject to the terms and conditions set forth in the Z Capital Voting Agreement, among other things, each Z Capital Stockholder has agreed to vote all of the shares of Common Stock held by such Z Capital Stockholder in favor of the adoption of the Merger Agreement and the approval of the terms thereof, the Merger and each of the other actions contemplated by the Merger Agreement and to vote against, among other things, any other acquisition proposal or other proposal, action or agreement that would impede, delay or interfere with the Z Capital Voting Agreement or the Merger Agreement.  The Z Capital Voting Agreement also restricts the Z Capital Stockholders, among other things, from transferring or agreeing to transfer any of the Common Stock owned by such Z Capital Stockholder during its term, except to an affiliate of such Z Capital Stockholder who agrees to be bound by the terms and conditions of the Z Capital Voting Agreement.  The Z Capital Stockholders are also restricted from initiating or engaging in discussions or solicitations, or encouraging inquiries, with respect to alternate transactions involving the Issuer.

Also concurrently with the execution and delivery of the Merger Agreement, Parent, Merger Sub and SPH Manager, LLC (the “Silver Point Stockholder”) entered into a Voting and Support Agreement (the “Silver Point Voting Agreement”), pursuant to which, among other things, the Silver Point Stockholder agreed, subject to the terms and conditions set forth in the Silver Point Voting Agreement, to vote all of the shares of Common Stock held by the Silver Point Stockholder in favor of the adoption of the Merger Agreement and the approval of the terms thereof, the Merger and each of the other actions contemplated by the Merger Agreement and to vote against, among other things, any other acquisition proposal or other proposal, action or agreement that would impede, delay or interfere with the Silver Point Voting Agreement or the Merger Agreement.  The Silver Point Voting Agreement also restricts the Silver Point Stockholder, among other things, from transferring or agreeing to transfer any of the Common Stock owned by the Silver Point Stockholder during its term, except to an affiliate of the Silver Point Stockholder who agrees to be bound by the terms and conditions of the Silver Point Voting Agreement.  The Silver Point Stockholder is also restricted from initiating or engaging in discussions or solicitations, or encouraging inquiries, with respect to alternate transactions involving the Issuer.

Also concurrently with the execution and delivery of the Merger Agreement, Parent, Merger Sub, One East Partners Master, L.P., One East Partners Opportunities, L.P., One East Capital Advisors, L.P. and One East Partners Capital Management LLC (together with One East Partners Master, L.P., One East Partners Opportunities, L.P. and One East Capital Advisors, L.P., the “One East Stockholders”) entered into a Voting and Support Agreement (the “One East Voting Agreement”), pursuant to which, among other things, the One East Stockholders agreed, subject to the terms and conditions set forth in the One East Voting Agreement, to vote all of the shares of Common Stock held by the One East Stockholders in favor of the adoption of the Merger Agreement and the approval of the terms thereof, the Merger and each of the other actions contemplated by the Merger Agreement and to vote against, among other things, any other acquisition proposal or other proposal, action or agreement that would impede, delay or interfere with the One East Voting Agreement or the Merger Agreement.  The One East Voting Agreement also restricts the One East Stockholders, among other things, from transferring or agreeing to transfer any of the Common Stock owned by such One East Stockholder during its term, except to an affiliate of such One East Stockholder who agrees to be bound by the terms and conditions of the One East Voting Agreement.  The One East Stockholders are also restricted from initiating or engaging in discussions or solicitations, or encouraging inquiries, with respect to alternate transactions involving the Issuer.

Joinder Agreement

Concurrently with the execution and delivery of the Merger Agreement, Z Capital Partners, L.L.C. delivered an Acknowledgement and Joinder to the Merger Agreement (the “Joinder Agreement”) pursuant to which it has become party to the Merger Agreement with respect to certain provisions of the Merger Agreement, including a prohibition on acquiring the Issuer’s equity securities until the earlier of the completion of the Merger or the termination of the Merger Agreement.

The foregoing descriptions of the Merger Agreement, the Z Capital Voting Agreement, the Silver Point Voting Agreement, the One East Voting Agreement and the Joinder Agreement and the transactions contemplated thereby do not purport to be complete and are subject to, and qualified in their entirety by, the full text of (i) the Merger Agreement attached hereto as Exhibit 99.29, which is incorporated herein by reference; (ii) the Z Capital Voting Agreement attached hereto as Exhibit 99.34, which is incorporated herein by reference; (iii) the Silver Point Voting Agreement attached hereto as Exhibit 99.35, which is incorporated herein by reference; (iv) the One East Voting Agreement attached hereto as Exhibit 99.36, which is incorporated herein by reference; and (v) the Joinder Agreement attached hereto as Exhibit 99.37, which is incorporated herein by reference.

Except as set forth herein, no Reporting Person has any present plan or proposal with respect to any action that would result in the occurrence of any of the matters enumerated under Item 4 of Schedule 13D.  The Reporting Persons reserve the right to formulate specific plans or proposals with respect to, or to change each of its intentions regarding, any or all of the foregoing.

Item 5.                                                         Interest in the Securities of the Issuer.

Item 5 is hereby supplemented by the following:

As a result of the matters described in Item 4 above, the Reporting Persons, the Z Capital Stockholders, the Silver Point Stockholder, the One East Stockholders and certain of their affiliates may collectively be deemed to constitute a “group” within the meaning of Rule 13d-5(b) under the Exchange Act.  The total number of shares of Common Stock subject to these voting agreements is 14,022,894.40, or approximately 68.5% of the Issuer’s outstanding Common Stock.  As a member of a group, the Reporting Persons may be deemed to beneficially own any shares of Common Stock that may be beneficially owned by each other member of the group.  The Reporting Persons disclaim beneficial ownership of any shares of Common Stock that may be beneficially owned by the Silver Point Stockholders or by any of their affiliates.

Item 6.                                                         Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 is hereby amended and supplemented by the following:

The information regarding the Merger Agreement, the Rollover Commitment Letter, the Debt Commitment Letter, the Equity Commitment Letter, the Limited Guarantee, the Z Capital Voting Agreement, the Silver Point Voting Agreement, the One East Voting Agreement and the Joinder Agreement set forth in Items 3 and 4 above is incorporated herein by reference.

Item 7.                                                         Material to be Filed as Exhibits.

Item 7 is hereby amended and supplemented by the following:

Exhibit	Description
Exhibit 99.29

Agreement and Plan of Merger, dated as of August 22, 2016, by and among Z Capital Affinity Owner, LLC, Affinity Merger Sub, Inc. and Affinity Gaming (incorporated by reference to Exhibit 2.1 to Affinity Gaming’s Current Report on Form 8-K filed on August 23, 2016).

Exhibit 99.30

Rollover Commitment Letter, dated as of August 22, 2016, by and among Z Capital Affinity Owner, LLC and each affiliate of Z Capital Partners, L.L.C. that is the record owner of Affinity Gaming Common Stock.

Exhibit 99.31	Debt Commitment Letter, dated as of August 22, 2016, by and between Citizens Bank, N.A. and Affinity Merger Sub, Inc.

Exhibit 99.32	Equity Commitment Letter, dated as of August 22, 2016, by and among Z Capital Partners II, L.P., Z Capital Partners II-A, L.P., Z Capital Partners II-B, L.P., and Z Capital Affinity Owner, LLC.

Exhibit 99.33	Limited Guarantee, dated as of August 22, 2016, by Z Capital Partners II, L.P., Z Capital Partners II-A, L.P. and Z Capital Partners II-B, L.P. in favor of Affinity Gaming.

Exhibit 99.34

Voting and Support Agreement, dated as of August 22, 2016, by and among Affinity Gaming, Z Capital Partners, L.L.C., and each affiliate of Z Capital Partners, L.L.C. who is the beneficial owner of Affinity Gaming Common Stock (incorporated by reference to Exhibit 10.1 to Affinity Gaming’s Current Report on Form 8-K filed on August 23, 2016).

Exhibit 99.35

Voting and Support Agreement, dated as of August 22, 2016, by and among SPH Manager, LLC, Z Capital Affinity Owner, LLC and Affinity Merger Sub, Inc. (incorporated by reference to Exhibit 10.2 to Affinity Gaming’s Current Report on Form 8-K filed on August 23, 2016).

Exhibit 99.36

Voting and Support Agreement, dated as of August 22, 2016, by and among One East Partners Master, L.P., One East Partners Opportunities, L.P., One East Capital Advisors, L.P., One East Partners Capital Management LLC, Z Capital Affinity Owner, LLC and Affinity Merger Sub, Inc. (incorporated by reference to Exhibit 10.3 to Affinity Gaming’s Current Report on Form 8-K filed on August 23, 2016).

Exhibit 99.37	Acknowledgement and Joinder, dated August 22, 2016, by and between Z Capital

Partners, L.L.C. and Affinity Gaming. (incorporated by reference to Exhibit 10.4 to Affinity Gaming’s Current Report on Form 8-K filed on August 23, 2016).

SCHEDULE 13D

SIGNATURES

After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: August 23, 2016

Z CAPITAL HG, L.L.C.
By:	Z Capital Partners GP I, L.P., Managing Member
By:	Z Capital Partners UGP, L.L.C., General Partner
By:	Z Capital Partners, L.L.C., Managing Member

By:	/s/ James J. Zenni, Jr.
Name:	James J. Zenni, Jr.
Title:	President

Z CAPITAL PARTNERS FUND HOLDINGS I, L.L.C.
By: By: By: By:	Z Capital Partners I, L.P., Managing Member Z Capital Partners GP I, L.P., General Partner Z Capital Partners UGP, L.L.C., General Partner Z Capital Partners, L.L.C., Managing Member

By:	/s/ James J. Zenni, Jr.
Name:	James J. Zenni, Jr.
Title:	President

Z CAPITAL PARTNERS II, L.P.
By: By: By:	Z Capital Partners GP II, L.P., General Partner Z Capital Partners UGP, L.L.C., General Partner Z Capital Partners, L.L.C., Managing Member

By:	/s/ James J. Zenni, Jr.
Name:	James J. Zenni, Jr.
Title:	President

Z CAPITAL PARTNERS II-A, L.P.
By: By: By:	Z Capital Partners GP II, L.P., General Partner Z Capital Partners UGP, L.L.C., General Partner Z Capital Partners, L.L.C., Managing Member

By:	/s/ James J. Zenni, Jr.
Name:	James J. Zenni, Jr.
Title:	President

Z CAPITAL PARTNERS I, L.P.
By: By: By:	Z Capital Partners GP I, L.P., General Partner Z Capital Partners UGP, L.L.C., General Partner Z Capital Partners, L.L.C., Managing Member

By:	/s/ James J. Zenni, Jr.
Name:	James J. Zenni, Jr.
Title:	President

SIGNATURE PAGE TO AMENDMENT NO. 31 TO SCHEDULE 13D (AFFINITY GAMING)

SCHEDULE 13D

Z CAPITAL PARTNERS GP I, L.P.
By:	Z Capital Partners UGP, L.L.C., General Partner
By:	Z Capital Partners, L.L.C., Managing Member

By:	/s/ James J. Zenni, Jr.
Name:	James J. Zenni, Jr.
Title:	President

Z CAPITAL PARTNERS GP II, L.P.
By:	Z Capital Partners UGP, L.L.C., General Partner
By:	Z Capital Partners, L.L.C., Managing Member

By:	/s/ James J. Zenni, Jr.
Name:	James J. Zenni, Jr.
Title:	President

Z CAPITAL PARTNERS UGP, L.L.C.
By:	Z Capital Partners, L.L.C., Managing Member

By:	/s/ James J. Zenni, Jr.
Name:	James J. Zenni, Jr.
Title:	President

Z CAPITAL PARTNERS, L.L.C.

By:	/s/ James J. Zenni, Jr.
Name:	James J. Zenni, Jr.
Title:	President

Z CAPITAL GROUP, L.L.C.

By:	/s/ James J. Zenni, Jr.
Name:	James J. Zenni, Jr.
Title:	President

ZENNI HOLDINGS, LLC

By:	/s/ James J. Zenni, Jr.
Name:	James J. Zenni, Jr.
Title:	Sole Member

JAMES J. ZENNI, JR.

By:	/s/ James J. Zenni, Jr.
Name:	James J. Zenni, Jr.

SIGNATURE PAGE TO AMENDMENT NO. 31 TO SCHEDULE 13D (AFFINITY GAMING)

EXHIBIT INDEX

Exhibit	Description

Exhibit 99.29

Agreement and Plan of Merger, dated as of August 22, 2016, by and among Z Capital Affinity Owner, LLC, Affinity Merger Sub, Inc. and Affinity Gaming (incorporated by reference to Exhibit 2.1 to Affinity Gaming’s Current Report on Form 8-K filed on August 23, 2016).

Exhibit 99.30

Rollover Commitment Letter, dated as of August 22, 2016, by and among Z Capital Affinity Owner, LLC and each affiliate of Z Capital Partners, L.L.C. that is the record owner of Affinity Gaming Common Stock.

Exhibit 99.31	Debt Commitment Letter, dated as of August 22, 2016, by and between Citizens Bank, N.A. and Affinity Merger Sub, Inc.

Exhibit 99.32	Equity Commitment Letter, dated as of August 22, 2016, by and among Z Capital Partners II, L.P., Z Capital Partners II-A, L.P., Z Capital Partners II-B, L.P., and Z Capital Affinity Owner, LLC.

Exhibit 99.33	Limited Guarantee, dated as of August 22, 2016, by Z Capital Partners II, L.P., Z Capital Partners II-A, L.P. and Z Capital Partners II-B, L.P. in favor of Affinity Gaming.

Exhibit 99.34

Voting and Support Agreement, dated as of August 22, 2016, by and among Affinity Gaming, Z Capital Partners, L.L.C., and each affiliate of Z Capital Partners, L.L.C. who is the beneficial owner of Affinity Gaming Common Stock (incorporated by reference to Exhibit 10.1 to Affinity Gaming’s Current Report on Form 8-K filed on August 23, 2016).

Exhibit 99.35

Voting and Support Agreement, dated as of August 22, 2016, by and among SPH Manager, LLC, Z Capital Affinity Owner, LLC and Affinity Merger Sub, Inc. (incorporated by reference to Exhibit 10.2 to Affinity Gaming’s Current Report on Form 8-K filed on August 23, 2016).

Exhibit 99.36

Voting and Support Agreement, dated as of August 22, 2016, by and among One East Partners Master, L.P., One East Partners Opportunities, L.P., One East Capital Advisors, L.P., One East Partners Capital Management LLC, Z Capital Affinity Owner, LLC and Affinity Merger Sub, Inc. (incorporated by reference to Exhibit 10.3 to Affinity Gaming’s Current Report on Form 8-K filed on August 23, 2016).

Exhibit 99.37

Acknowledgement and Joinder, dated August 22, 2016, by and between Z Capital Partners, L.L.C. and Affinity Gaming. (incorporated by reference to Exhibit 10.4 to Affinity Gaming’s Current Report on Form 8-K filed on August 23, 2016).